UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of

Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This

Form

6-K consists

of

the

UBS Switzerland

AG standalone

interim financial

information for

the

six
months ended 30 June 2023,

which appears immediately following this page.

UBS Switzerland AG

Standalone interim financial information

for the six months ended
30 June 2023

Table of contents
UBS Switzerland AG standalone
interim financial information
1
Income statement
2
Balance sheet
3
Basis of accounting
3
Joint and several liability
Appendix
4
Cautionary statement
Contacts
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investors are supported by UBS’s Investor
Relations team.
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P.O.

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ubs.com/investors
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© UBS 2023. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone interim financial

information

UBS Switzerland AG standalone interim financial

information
Income statement
Year-to-date
CHF m 30.6.23 30.6.22
Interest and discount income
1

3,137

1,656
Interest and dividend income from trading portfolio

3

0
Interest and dividend income from financial investments

115

30
Interest expense
2

(971)

(13)
Gross interest income

2,284

1,673
Credit loss (expense) / release

(14)

(46)
Net interest income

2,270

1,627
Fee and commission income from securities and investment business

1,789

1,929
Credit-related fees and commissions

116

111
Other fee and commission income

426

413
Fee and commission expense

(212)

(232)
Net fee and commission income

2,119

2,221
Net trading income

479

497
Net income from disposal of financial investments

5

1
Dividend income from investments in subsidiaries and other

participations

15

13
Sundry ordinary income

100

94
Sundry ordinary expenses

(27)

(47)
Other income from ordinary activities

93

60
Total operating income

4,960

4,404
Personnel expenses

1,016

1,077
General and administrative expenses

1,633

1,661
Subtotal operating expenses

2,649

2,738
Depreciation and impairment of property, equipment and software

108

69
Changes in provisions for litigation, regulatory and similar matters, and other provisions

15

3
Total operating expenses

2,772

2,810
Operating profit

2,188

1,593
Tax expense / (benefit)

404

295
Net profit / (loss) for the period

1,784

1,298
1 Interest and discount income includes negative

interest income on financial assets of CHF 2m

and CHF 32m for the periods ended 30

June 2023 and 30 June 2022, respectively.

2 Interest expense includes negative
interest expense on financial liabilities of CHF 4m and CHF 215m for the periods ended 30 June 2023 and 30 June 2022, respectively.

UBS Switzerland AG standalone interim financial

information

Balance sheet

CHF m 30.6.23 31.12.22
Assets
Cash and balances at central banks

75,848

78,071
Due from banks

3,900

3,431
Receivables from securities financing transactions

741

835
Due from customers

51,420

53,292
Mortgage loans

167,285

164,136
Trading portfolio assets

1,566

1,744
Derivative financial instruments

1,124

1,404
Financial investments

9,242

9,728
Accrued income and prepaid expenses

504

436
Investments in subsidiaries and other participations

106

106
Property, equipment and software

981

960
Other assets

849

1,516
Total assets

313,565

315,657
of which: subordinated assets

2

1
Liabilities
Due to banks

37,901

34,522
of which: total loss-absorbing capacity eligible

16,616

16,660
Payables from securities financing transactions

393

229
Due to customers

247,712

252,638
Trading portfolio liabilities

314

170
Derivative financial instruments

1,240

1,752
Loans from central mortgage institutions

8,151

8,305
Accrued expenses and deferred income

1,088

943
Other liabilities

1,995

1,384
Provisions

193

221
Total liabilities

298,987

300,164
Equity
Share capital

10

10
Statutory capital reserve

11,354

11,354
of which: capital contribution reserve

11,354

11,354
Voluntary earnings reserve

1,430

1,423
Net profit / (loss) for the period

1,784

2,707
Total equity

14,578

15,493
Total liabilities and equity

313,565

315,657
of which: subordinated liabilities

16,652

16,689
of which: subject to mandatory conversion and / or debt waiver

16,652

16,689
Off-balance sheet items
Contingent liabilities, gross

8,859

9,510
Sub-participations

(541)

(657)
Contingent liabilities, net

8,318

8,852
of which: guarantees to third parties related to subsidiaries

17

17
of which: credit guarantees and similar instruments

3,830

4,057
of which: performance guarantees and similar instruments

2,291

2,539
of which: documentary credits

2,180

2,239
Irrevocable commitments, gross

15,606

16,625
Sub-participations

(7)

(3)
Irrevocable commitments, net

15,599

16,622
of which: loan commitments

14,417

15,740
of which: payment commitment related to deposit insurance

1,182

883
Forward starting transactions
1

435

0
of which: reverse repurchase agreements

341

0
of which: repurchase agreements

94

0
Liabilities for calls on shares and other equity instruments

55

55
1 Cash to be paid in the future by either UBS or the counterparty.

UBS Switzerland AG standalone interim financial

information

Basis of accounting
The UBS Switzerland

AG standalone

financial statements

are prepared

in

accordance with

the interim

reporting
requirements of

Swiss GAAP

(the FINMA

Accounting Ordinance,

FINMA Circular

2020/1 ”Accounting

– banks”

and
the Banking Ordinance).

The

accounting policies

are principally

the same

as for

the consolidated

financial statements

of UBS

Group AG
outlined in

Note 1

to the

consolidated financial

statements of

UBS Group

AG included

in the

UBS Group

AG Annual
Report 2022.

Major differences

between Swiss

GAAP requirements

and International

Financial Reporting

Standards
are described in Note

33 to the consolidated

financial statements of

UBS Group AG. Further

information about the
accounting policies applied

for the standalone financial

statements of UBS Switzerland AG

is provided in Note 2

to
the UBS Switzerland AG standalone financial

statements as of 31 December 2022.
In preparing the interim financial information

for UBS Switzerland AG, the same accounting policies and methods of computation

have been

applied as

in the

annual standalone

financial

statements

as of

31 December 2022,

except
that the previous equity line item General reserves

was replaced by its sole component, Statutory capital reserves, in line with the amendment of the Swiss Code of

Obligations effective from 1 January 2023.

The interim financial

information is unaudited

and should be

read in conjunction

with the audited

2022 standalone
financial

statements

of

UBS Switzerland

AG,

available

under

“Holding

company

and

significant

regulated
subsidiaries and sub-groups” at
ubs.com/investors
.
Joint and several liability

In June 2015, the Personal & Corporate

Banking and Wealth Management

businesses booked in Switzerland

were
transferred from UBS

AG to

UBS Switzerland AG through

an asset

transfer in accordance

with the

Swiss Merger
Act. Under the Swiss Merger Act,

UBS AG assumed joint liability for

obligations existing on the asset transfer

date,
i.e., 14 June 2015, which were transferred to

UBS Switzerland AG.

Similarly,

under

the

terms

of

the

asset

transfer

agreement,

UBS Switzerland

AG

assumed

joint

liability

for
approximately CHF 325bn of contractual obligations of UBS

AG existing on the

asset transfer date, excluding the
collateralized portion

of secured contractual

obligations and

covered bonds. UBS

Switzerland AG

has no liability

for
new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following

the asset transfer date.

As of 30 June 2023,

the joint liability of

UBS Switzerland AG for contractual obligations of

UBS AG amounted to
approximately CHF 3bn, compared with CHF 4bn

as of 31 December 2022. As of 30 June 2023,

the probability of
an outflow under this joint and

several liability was assessed to be remote,

and as a result, the

balance sheet and
off-balance sheet information does not include

any exposure arising under this joint and several

liability.

UBS Switzerland AG standalone interim financial

information

Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are not

to be

construed as

solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2022 on Form
20- F,
quarterly reports and other

information furnished to

or filed with the US Securities

and Exchange Commission on

Form 6-K, available at
ubs.com/investors
,
for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Group Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

UBS AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

Date:

August 31, 2023